UNITED STATES SECURITiES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A UNDER THE SECURITIES ACT OF 1933

Date of Report ( Date of earliest event reported): April 30, 2026 (March 2, 2026)

GelStat Corp.
(Exact name of issuer as specified in its charter)

Delaware	90-0075732
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 SE 2nd Avenue, Suite 2000
Miami, Florida 33131
(Full mailing address of principal executive offices)

(772) 212-1368
(Issuer’s telephone number, including area code)

CIK: 0000890725

Trading Symbol: GSAC

OTC Market: OTCIQ / OTCID (Alternative Reporting Standard)

Item 9. Other Events

GELSTAT CORP (the “Company”) hereby notifies the Securities and Exchange Commission of its intention to exit ongoing reporting obligations under Regulation A, Tier 2 pursuant to Rule 257(d).

The Company previously qualified an offering under Regulation A, Tier 2 and has been filing ongoing reports on Forms 1-K, 1-Q, and 1-U. The Company has determined that it meets the conditions to suspend its ongoing reporting obligations under Rule 257(d), including:

1.	The Company has fewer than 300 holders of record of the securities issued in the Regulation A offering;
2.	The Company has terminated or completed the Regulation A offering; and
3.	The Company is not otherwise required to file reports under Section 13 or 15(d) of the Securities Exchange Act of 1934.

Accordingly, the Company intends to transition to the OTC Markets Alternative Reporting Standard (OTCM OTCID) and will no longer file periodic reports with the SEC under Regulation A following the filing of this Form 1-U.

The Company will continue to provide disclosures to the public through the OTC Markets platform consistent with OTC Markets’ Alternative Reporting Standard.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, duly authorized.

7

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 30, 2026	GelStat Corp.

	By:	/s/ Javier Acosta
Javier Acosta
Chief Executive Officer